                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                               (Amendment No. 1)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                           PURSUANT TO RULE 13d-1(a)

                               ULH CORPORATION.
                               ----------------
                               (Name of Issuer)

                     CLASS A COMMON STOCK, PAR VALUE $.01
                     ------------------------------------
                        (Title of Class of Securities)
                                    90277W
                                    ------
                                (CUSIP Number)

                             LEONARD CHAZEN, ESQ.
                              Covington & Burling
                          1330 Avenue of the Americas
                             New York, N.Y. 10019
                                (212) 841-1000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 21, 2001
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

 -------------------                                   ---------------------
  CUSIP No. 90277W                                       Page 2 of 9 Pages
 -------------------                                   ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Edgard Zwirn
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS WC
 4

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEM 2(d) OR 2(e)                                          [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Belgium
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          591,266
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          591,266
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      591,266
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

 -------------------                                   ---------------------
  CUSIP No. 90277W                                       Page 3 of 9 Pages
 -------------------                                   ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Alessandra van Gemerden
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS WC
 4

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEM 2(d) OR 2(e)                                          [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Switzerland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          575,478
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          575,478
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      575,478
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

 -------------------                                   ---------------------
  CUSIP No. 90277W                                       Page 4 of 9 Pages
 -------------------                                   ---------------------

      This Amendment No. 1 to Schedule 13D is filed on February 23, 2001 with the U.S. Securities and Exchange Commission (the "SEC") by Edgard Zwirn and Alessandra van Gemerden ("Filing Parties").

Item 3.  Source and Amount of Funds or Other Consideration.

          The source of funds used to effect the transactions described in this amendment was working capital.

Item 4. Purpose of Transaction.

         The acquisition of 677,081 of the shares of Common Stock reported in this Amendment was made pursuant to Stock Purchase and Settlement Agreements dated February 21, 2001 (the "Agreements") between Banc of America Securities LLC and Grace Brothers, Ltd. (collectively, the "Sellers") and Unilabs Holdings S.A., acting on behalf of the Filing Parties and Marguerite Weisz-Zwirn and Eleonora Gherardi (collectively, the "Purchasers"). The Purchasers paid a price of $6 per share for these shares of Common Stock and paid certain costs and fees associated with the action brought by the Sellers in the Delaware Chancery Court against the Filing Parties and the other directors of the Company (the "Litigation"). Under the Agreements the parties are to execute and file with the Delaware Chancery Court a Stipulation and Order dismissing with prejudice the individual claims brought by the Sellers in the Litigation.

         At the meeting of the Company's shareholders held on February 16, 2001, the following directors nominated by the Board of Directors were elected without opposition: Pierre-Alain Blum, Andrew H. Baker, Edgard Zwirn, Gabriel B. Thomas and Alessandra van Gemerden.


Item 5.  Interest  in Securities of the Issuer.

         As of the filing date of this amendment, the aggregate number and percentage of Outstanding Common Stock of the Company beneficially owned by each of the Filing Parties is as follows:

    Name                     Common Stock Beneficially  Percentage of Total
                             Owned                      Common Stock Outstanding

    Edgard Zwirn             591,266                    28.5%

    Alessandra van Gemerden  575,478                    27.8%

         With respect to the 591,266 shares of the Company's Common Stock held by Edgard Zwirn reported in this Statement, Mr. Zwirn has the sole power to (i) direct the voting of such shares of the Company's Common Stock and (ii) dispose of such shares of the Company's Common Stock. With respect to the 575,478 shares of the Company's Common Stock held by Alessandra van Gemerden reported in this Statement, Ms. Gemerden has the sole power to (i) direct the voting of such shares of the Company's Common Stock and (ii) dispose of such shares of the Company's Common Stock.

 ------------------                                      --------------------
  CUSIP No 90277W                                          Page 5 of 9 Pages
 ------------------                                      --------------------

         On February 21, 2001, Edgard Zwirn acquired beneficial ownership of a total of 338,541 shares of Common Stock and Alessandra van Gemerden acquired beneficial ownership of 338,540 shares of Common Stock for a purchase price of
$6 per share pursuant to the Agreements described under Item 4.   Earlier, on
February 14, 2001, Edgard Zwirn and Alessandra van Gemerden each acquired beneficial ownership of 6,000 shares of Common Stock in a brokerage transaction. The purchase price for the shares in that transaction was $0.1875 per share.

          Eleonora Gherardi and Marguerite Weisz-Zwirn each has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock reported in this Statement representing more than 5% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         The acquisition of 677,081 of the shares of Common Stock reported in this Amendment was made pursuant to the Agreements described under Item 4.

          Marguerite Weisz-Zwirn has granted Edgard Zwirn a proxy to vote, and exclusive authority to dispose of, a total of 544,541 shares of the Common Stock owned by her, including the 344,541 shares whose acquisition is reported in this Amendment.

         Eleonora Gherardi has granted Alessandra van Gemerden a proxy to vote, and exclusive authority to dispose of, a total of 544,540 shares of the Common Stock owned by her, including the 344,540 shares whose acquisition is reported in this Amendment.

Item 7.  Material to be filed as Exhibits.

         1. Stock Purchase and Settlement Agreement, dated as of February 21, 2001 between Unilabs Holdings S.A. and Banc of America Securities LLC together with Exhibits A & B.

         2. Stock Purchase and Settlement Agreement, dated as of February 21, 2001 between Unilabs Holdings S.A. and Grace Brothers Ltd. together with Exhibits A & B.

         3. Amendment to Proxy Agreement between Edgard Zwirn and Marguerite Weisz-Zwirn Agreement, dated February 23, 2001.

         4. Amendment to Proxy Agreement between Alessandra van Gemerden and Eleonora Gherardi Agreement, dated February 23, 2001.

------------------                                      --------------------
 CUSIP No 90277W                                          Page 6 of 9 Pages
------------------                                      --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2001




                                                  /s/ EDGARD ZWIRN

                                               -----------------------------
                                                   EDGARD ZWIRN


                                                /s/ ALESSANDRA VAN GEMERDEN

                                               -----------------------------
                                                 ALESSANDRA VAN GEMERDEN

------------------                                      --------------------
 CUSIP No 90277W                                          Page 7 of 9 Pages
------------------                                      --------------------

                                 Exhibit Index

          1. Stock Purchase and Settlement Agreement, dated as of February 21, 2001 between Unilabs Holdings S.A. and Grace Brothers Ltd. together with Exhibits A & B.

          3. Stock Purchase and Settlement Agreement, dated as of February 21, 2001 between Unilabs Holdings S.A. and Banc of America Securities LLC together with Exhibits A & B.

          3. Amendment to Proxy Agreement between Edgard Zwirn and Marguerite Weisz-Zwirn Agreement, dated February 23, 2001.

          4. Amendment to Proxy Agreement between Alessandra van Gemerden and Eleonora Gherardi Agreement, dated February 23, 2001.

------------------                                      --------------------
 CUSIP No 90277W                                          Page 8 of 9 Pages
------------------                                      --------------------

                                   Exhibit 1


          STOCK PURCHASE AND SETTLEMENT AGREEMENT, dated as of February 21, 2001, between Unilabs Holdings S.A., ("Unilabs Holdings"), a corporation organized and existing under the laws of Panama, and Grace Brothers, Ltd ("Grace"), an Illinois limited partnership
          ----------------------------------------------------------------------


     WHEREAS, Grace is the beneficial owner of 431,987 shares of voting common stock, par value $0.01 (the "Common Stock"), of ULH Corporation, f/k/a UniHolding Corporation, a Delaware corporation ("ULH"), and the record and beneficial holder of an additional 12,600 shares of Common Stock; and

     WHEREAS, Grace has commenced a lawsuit in the Court of Chancery for the State of Delaware entitled Grace Brothers, Ltd. and Banc of America Securities LLC v. UniHolding Corporation, Unilabs Group Limited, Unilabs Holdings SA, Edgard Zwirn, Enrico Gherardi, Alessandra van Gemerden, Tobias Fenster, Daniel Regolatti, Pierre-Alain Blum, and Bruno Adam, C.A. No. 17612-NC., against Unilabs Holdings and ULH, and certain current and former affiliates, officers and directors of ULH (the "Lawsuit"); and

     WHEREAS, Unilabs Holdings desires to purchase, and Grace desires to sell, all 444,587 shares of Common Stock (the "Shares") owned or held by Grace; and

     WHEREAS, the parties wish to settle and terminate with prejudice all litigation, including the Lawsuit, and any other claims, known or unknown, among them or their affiliates, officers or directors, without admitting or denying any liability; and

     WHEREAS, the parties shall, upon the Closing Date (as defined below), enter into a Costs and Fees Agreement (the "Costs and Fees Agreement"), for the payment of certain costs and fees associated with the Lawsuit;

     NOW, THEREFORE, the parties agree as follows:

          1.   Purchase and Sale of Shares.  (a) Upon the terms and subject to
               ---------------------------
the conditions set forth in this Agreement, on February 21, 2001 (the "Closing Date"), Grace shall sell to Unilabs Holdings, and Unilabs Holdings shall purchase from Grace, the Shares, free and clear of all security interests, liens, pledges, charges, escrows, options, rights of first refusal, encumbrances, restrictions, agreements, arrangements, commitments or other claims of any kind or character (collectively, "Claims").

          (b) In consideration of the sale of the Shares by Grace to Unilabs Holdings, on the Closing Date, Unilabs Holdings shall pay to Grace $6.00 per share for the Shares, for a total of $2,667,522 (the "Purchase Price"), as follows: (i) as to the 12,600 Shares held of record by Grace, $75,600 in cash by check or wire transfer to an account designated by Grace, and Grace shall deliver or cause to be delivered to Stephen J. Bisgeier, Miller, Shakman, Hamilton, Kurtzon & Schlifke, 208 South La Salle Street, Chicago, Illinois 60604, a stock certificate representing such Shares, duly executed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed and (ii) as to the 431,987 shares beneficially owned by Grace,

------------------                                      --------------------
 CUSIP No 90277W                                          Page 9 of 9 Pages
------------------                                      --------------------

in accordance with the instructions attached hereto as Schedule A. The payment of the Purchase Price and the transfer of the Shares shall take place on the Closing Date at the offices of Covington & Burling, 1330 Avenue of the Americas, New York, NY 10019 or at such other place as we shall agree.

          (c) All transfer, documentary, sales, use, stamp, registration and other such taxes and fees shall be borne and paid by Grace.

          2.   Representations and Warranties.  Grace represents and warrants to
               ------------------------------
Unilabs Holdings as follows, and Unilabs Holdings has relied upon such representations and warranties in entering into this Agreement:

          (a)  Authority.  Grace has all requisite capacity, power and authority
               ---------
to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. All acts required to be taken by Grace to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and properly taken. This Agreement has been duly executed and delivered by Grace and constitutes Grace's legal, valid and binding obligation, enforceable against Grace in accordance with its terms.

          (b)  No Conflicts; Consents.  The execution and delivery of this
               ----------------------
Agreement by Grace does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Claim upon any of the properties or assets of Grace under any provision of (i) its charter, by-laws or other governing documents, (ii) any contract, commitment, agreement or arrangement to which Grace is a party or by which any of its respective properties or assets are bound or (iii) any judgment, order or decree, or statute, law, ordinance, rule or regulation applicable to Grace.

          (c)  The Shares.  Grace's good and valid title to the Shares to be
               ----------
sold by it hereunder, free and clear of any Claims. Upon delivery of the Shares to Unilabs Holdings on the Closing Date, and upon Grace's receipt of the Purchase Price, good and valid title to the Shares will pass to Unilabs Holdings, free and clear of any Claims.

          3.   Release.  (a)  In consideration of the payment of the Purchase
               -------
Price, the Costs and Fees Agreement, and of the mutual covenants contained herein and therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

               (i) Grace hereby irrevocably and unconditionally waives, releases and forever discharges each of UniHolding Corporation, Unilabs Group Limited, Unilabs Holdings S.A., Edgard Zwirn, Enrico Gherardi, Alessandra van Gemerden, Tobias Fenster, Daniel Regolatti, Pierre-Alain Blum, and Bruno Adam (the "UniHolding Released Parties"), and any and all of their respective parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators, of and from any and all actions, causes of action, suits, debts, obligations, costs, expenses, dues, sums of money, damages, accounts, reckonings, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, whether direct or indirect, known or unknown, contingent or fixed, asserted or unasserted, suspected or unsuspected, discovered or undiscovered, arising in connection with the ownership of ULH stock, the Lawsuit, or any of the matters that were the subject of the Lawsuit, which Grace or Grace's heirs, executors,

------------------                                      ---------------------
 CUSIP No 90277W                                          Page 10 of 9 Pages
------------------                                      ---------------------


     administrators, representatives, successors and assigns ever had, now has, or hereafter can, shall or may have or claim to have by reason of any cause or thing whatsoever, against any one or more of the UniHolding Released Parties and any and all of the UniHolding Released Parties' respective parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Agreement.

               (ii) Each of the UniHolding Released Parties hereby irrevocably and unconditionally waives, releases and forever discharges Grace (the "Grace Released Party" and, together with the UniHolding Released Parties the "Released Parties"), and any and all of its parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators, of and from any and all actions, causes of action, suits, debts, obligations, costs, expenses, dues, sums of money, damages, accounts, reckonings, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, whether direct or indirect, known or unknown, contingent or fixed, asserted or unasserted, suspected or unsuspected, discovered or undiscovered, arising in connection with the ownership of ULH stock, the Lawsuit, or any of the matters that were the subject of the Lawsuit, which such UniHolding Released Party or its heirs, executors, administrators, representatives, successors and assigns ever had, now has, or hereafter can, shall or may have or claim to have by reason of any cause or thing whatsoever, against the Grace Released Party and any and all of the Grace Released Party's parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Agreement.

          (b) Each of the Released Parties hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any person released by this Agreement with respect to any matter that is the subject of the release herein. Any Released Party breaching or violating this provision shall be liable for attorney's fees and any and all other expenses incurred by the non-breaching party by reason of such breach or violation.

          (c) If Grace recovers any monies as a result of any lawsuit or other proceedings commenced by any other person or entity against any of the UniHolding Released Parties, including by a settlement of any lawsuit or proceedings, arising out of any of the allegations or claims asserted by Grace in the Lawsuit, Grace agrees to pay to Unilabs Holdings or its successor all monies recovered in connection with such settlement, lawsuit or proceeding.

          (d) Promptly upon the payment of the Purchase Price and the Expense Amount (as defined in the Costs and Fees Agreement) and the transfer of the Shares in accordance with this Agreement, and the execution of this Agreement and the Costs and Fees Agreement, the parties hereto shall execute and file with the Delaware Chancery Court a Stipulation and Order in the form attached hereto as Schedule B, dismissing all of Grace's claims in the Lawsuit with prejudice and without costs. The parties agree to use their best efforts to have the Stipulation and Order entered by the Delaware Chancery Court.

  -------------------                                     ----------------------
    CUSIP No 90277W                                         Page 11 of 9 Pages
  -------------------                                     ----------------------

       4.      Miscellaneous. (a)  If any provision of this Agreement is held
               -------------
invalid, illegal or unenforceable, the other provisions of this Agreement will remain valid and enforceable and in full force and effect. Any provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain valid and enforceable and in full force and effect to the extent not held invalid or unenforceable.

       (b) Each of the parties hereto agrees to use reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement as expeditiously as practicable, insofar as such matters are within the control of any of them. In case at any time after the date hereof any further action is necessary or desirable to carry out the purposes of this Agreement or to ensure the proper delivery of the Shares, each of the parties shall take or cause to be taken all such necessary action, including the execution and delivery of such further instruments and documents, as may be reasonably requested by any party for such purposes or otherwise to complete or perfect the transactions contemplated hereby.

       (c) This Agreement may not be changed except in a writing signed by the person against whose interest such change shall operate. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

       (d) This Agreement shall be binding upon and shall inure to the benefit of each of the parties and their respective predecessors, successors and assigns as well as all of the Released Parties.

       (e) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

       (f) This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

       (g) Each of the parties hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby.

                   [The next pages are the signature pages.]

  -------------------                                     ----------------------
    CUSIP No 90277W                                         Page 12 of 9 Pages
  -------------------                                     ----------------------

     IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the day and year first written above.

                                      GRACE BROTHERS, LTD.


                                      By: /s/ Brian D. Brookover
                                          -------------------------
                                          Name: Brian D. Brookover
                                          Title: Authorized Signatory


                                      UNILABS HOLDINGS S.A.


                                      By: /s/ Edgard Zwirn
                                         -------------------------------
                                         Name: Edgard Zwirn
                                         Title:


                                      /s/ Edgard Zwirn
                                      ----------------------------------
                                      Edgard Zwirn


                                      /s/ Enrico Gherardi
                                      ----------------------------------
                                      Enrico Gherardi


                                      /s/ Alessandra van Gemerden
                                      ----------------------------------
                                      Alessandra van Gemerden


                                      /s/ Tobias Fenster
                                      ----------------------------------
                                      Tobias Fenster


                                      /s/ Daniel Regolatti
                                      ----------------------------------
                                      Daniel Regolatti


                                      /s/ Pierre-Alain Blum
                                      ----------------------------------
                                      Pierre-Alain Blum


                                      /s/ Bruno Adam
                                      ----------------------------------
                                      Bruno Adam

  -------------------                                     ----------------------
    CUSIP No 90277W                                         Page 13 of 9 Pages
  -------------------                                     ----------------------

                                ULH CORPORATION


                                By: /s/ Bruno Adam
                                    --------------------
                                    Name:  Bruno Adam
                                    Title: Secretary

                                UNILABS GROUP LIMITED


                                By: /s/ Bruno Adam
                                    --------------------
                                    Name:  Bruno Adam
                                    Title: Secretary

  -------------------                                     ----------------------
    CUSIP No 90277W                                         Page 14 of 9 Pages
  -------------------                                     ----------------------

                                  Schedule A
                                      To
                                   Exhibit 1


Grace shall cause the 431,987 Shares beneficially owned by it to be transferred to:

     DTC Broker 0012
     In Favor of: Account of BFC Bank, Account No. 96150971


Unilabs Holdings shall cause a wire transfer in the amount of $2,591,922 as payment of the Purchase Price for such Shares to be made to:

     Bank Name:            Bank of New York
     ABA No.:              021-000-018
     Chips Member 001
     For Credit To:        Credit Suisse First Boston (Europe) Ltd.
                           Account No. 890-0361-158
                           For Further Credit To: Grace Brothers, Ltd.
                           Account No. 0X6U

  -------------------                                     ----------------------
    CUSIP No 90277W                                         Page 15 of 9 Pages
  -------------------                                     ----------------------

                                  Schedule B
                                      To
                                   Exhibit 1

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


GRACE BROTHERS, LTD. and         )
BANC OF AMERICA SECURITIES,      )
LLC,                             )
                                 )
          Plaintiffs,            )
                                 )
  v.                             )  C.A. No. 17612-NC
                                 )
UNIHOLDING CORPORATION,          )
UNILABS GROUP LIMITED,           )
UNILABS HOLDINGS SA,             )
EDGARD ZWIRN, ENRICO             )
GHERARDI, ALESSANDRA             )
VAN GEMERDEN, TOBIAS FENSTER,    )
DANIEL REGOLATTI, PIERRE-ALAIN   )
BLUM, and BRUNO ADAM,            )
                                 )
          Defendants.            )


                      STIPULATION AND ORDER OF DISMISSAL
                      ----------------------------------

          IT IS HEREBY STIPULATED, by and through undersigned counsel for the parties:

          1. This action is hereby dismissed pursuant to Court of Chancery Rule 41(a)(1) on the merits and with prejudice as to plaintiffs Grace Brothers, Ltd. and Banc of America Securities, LLC only.

          2. This dismissal shall not prejudice the rights of any other shareholder of UniHolding Corporation, n/k/a ULH Corporation, to bring derivative claims on behalf of the corporation;


                                    ____________________________________________
                                    Richard S. Cobb
                                    Klett, Rooney, Lieber & Schorling P.C.
                                    1201 Market Street, Suite 1501
                                    Wilmington, DE 19801
                                    (302) 552-4200

                                    ATTORNEYS FOR PLAINTIFFS
                                    GRACE BROTHERS, LTD. AND
                                    BANC OF AMERICA SECURITIES, LLC

OF COUNSEL:

  -------------------                                     ----------------------
    CUSIP No 90277W                                         Page 16 of 9 Pages
  -------------------                                     ----------------------

Michael B. Fisco
Jerome A. Miranowski
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
(612) 336-3000

                                    ____________________________________________
                                    Peter J. Walsh
                                    Potter Anderson & Corroon LLP
                                    Hercules Plaza
                                    1313 North Market Street, P.O. Box 951
                                    Wilmington, DE 19899-0951
                                    (302) 984-6000

                                    ATTORNEYS FOR DEFENDANTS
                                    EDGARD ZWIRN, ENRICO GHERARDI,
                                    ALESSANDRA VAN GEMERDEN,
                                    TOBIAS FENSTER, DANIEL
                                    REGOLATTI, PIERRE-ALAIN BLUM,
                                    AND UNILABS GROUP LIMITED

OF COUNSEL:

C. William Phillips
Covington & Burling
1330 Avenue of the Americas
New York, NY 10019
(212) 841-1000


                                    ____________________________________________
                                    Joel Friedlander
                                    Bouchard Margules & Friedlander
                                    222 Delaware Avenue, Suite 1102
                                    Wilmington, DE 19801
                                    (302) 573-3500

                                    ATTORNEYS FOR DEFENDANT
                                    UNIHOLDING CORPORATION


       SO ORDERED this _________ day of ____________________________, 2001.


                                      ________________________________________
                                         Vice Chancellor

-----------------                                         --------------------
 CUSIP No 90277W                                           Page 17 of 9 Pages
-----------------                                         --------------------

                                   Exhibit 2


          STOCK PURCHASE AND SETTLEMENT AGREEMENT, dated as of February 21, 2001, between Unilabs Holdings S.A., ("Unilabs Holdings"), a corporation organized and existing under the laws of Panama, and Banc of America Securities LLC ("BOA Securities"), a Delaware limited liability company
          -----------------------------------------------------------


     WHEREAS, BOA Securities is the beneficial owner of 232,494 shares of voting common stock, par value $0.01 (the "Common Stock"), of ULH Corporation, f/k/a UniHolding Corporation, a Delaware corporation ("ULH"); and

     WHEREAS, BOA Securities has commenced a lawsuit in the Court of Chancery for the State of Delaware entitled Grace Brothers, Ltd. and Banc of America Securities LLC v. UniHolding Corporation, Unilabs Group Limited, Unilabs Holdings SA, Edgard Zwirn, Enrico Gherardi, Alessandra van Gemerden, Tobias Fenster, Daniel Regolatti, Pierre-Alain Blum, and Bruno Adam, C.A. No. 17612-NC., against Unilabs Holdings and ULH, and certain current and former affiliates, officers and directors of ULH (the "Lawsuit"); and

     WHEREAS, Unilabs Holdings desires to purchase, and BOA Securities desires to sell, all 232,494 shares of Common Stock (the "Shares") owned by BOA Securities; and

     WHEREAS, the parties wish to settle and terminate with prejudice all litigation, including the Lawsuit, and any other claims, known or unknown, among them or their affiliates, officers or directors, without admitting or denying any liability; and

     WHEREAS, the parties shall, upon the Closing Date (as defined below), enter into a Costs and Fees Agreement (the "Costs and Fees Agreement"), for the payment of certain costs and fees associated with the Lawsuit;

     NOW, THEREFORE, the parties agree as follows:

          1.   Purchase and Sale of Shares.  (a) Upon the terms and subject to
               ---------------------------
the conditions set forth in this Agreement, on February 21, 2001 (the "Closing Date"), BOA Securities shall sell to Unilabs Holdings, and Unilabs Holdings shall purchase from BOA Securities, the Shares, free and clear of all security interests, liens, pledges, charges, escrows, options, rights of first refusal, encumbrances, restrictions, agreements, arrangements, commitments or other claims of any kind or character (collectively, "Claims").

          (c) In consideration of the sale of the Shares by BOA Securities to Unilabs Holdings, on the Closing Date, Unilabs Holdings shall pay to BOA Securities $6.00 per share for the Shares, for a total of $1,394,964 (the "Purchase Price"), in accordance with the instructions attached hereto as Schedule A. The payment of the Purchase Price and the transfer of the Shares shall take place on the Closing Date at the offices of Covington & Burling, 1330 Avenue of the Americas, New York, NY 10019 or at such other place as the parties shall agree.

          (c) All transfer, documentary, sales, use, stamp, registration and other such taxes and fees shall be borne and paid by BOA Securities.

-----------------                                         --------------------
 CUSIP No 90277W                                           Page 18 of 9 Pages
-----------------                                         --------------------


          2.   Representations and Warranties.  BOA Securities represents and
               ------------------------------
warrants to Unilabs Holdings as follows, and Unilabs Holdings has relied upon such representations and warranties in entering into this Agreement:

          (a)  Authority.  BOA Securities has all requisite capacity, power and
               ----------
authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. All acts required to be taken by BOA Securities to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and properly taken. This Agreement has been duly executed and delivered by BOA Securities and constitutes BOA Securities' legal, valid and binding obligation, enforceable against BOA Securities in accordance with its terms.

          (b)  No Conflicts; Consents.  The execution and delivery of this
               -----------------------
Agreement by BOA Securities does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Claim upon any of the properties or assets of BOA Securities under any provision of (i) its charter, by-laws or other governing documents, (ii) any contract, commitment, agreement or arrangement to which BOA Securities is a party or by which any of its respective properties or assets are bound or (iii) any judgment, order or decree, or statute, law, ordinance, rule or regulation applicable to BOA Securities.

          (c)  The Shares.  BOA Securities has good and valid title to the
               -----------
Shares to be sold by it hereunder, free and clear of any Claims. Upon delivery of the Shares to Unilabs Holdings on the Closing Date, and upon BOA Securities' receipt of the Purchase Price, good and valid title to the Shares will pass to Unilabs Holdings, free and clear of any Claims.

          3.   Release.  (a)  In consideration of the payment of the Purchase
               -------
Price, the Costs and Fees Agreement, and of the mutual covenants contained herein and therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

               (i) BOA Securities hereby irrevocably and unconditionally waives, releases and forever discharges each of UniHolding Corporation, Unilabs Group Limited, Unilabs Holdings S.A., Edgard Zwirn, Enrico Gherardi, Alessandra van Gemerden, Tobias Fenster, Daniel Regolatti, Pierre-Alain Blum, and Bruno Adam (the "UniHolding Released Parties"), and any and all of their respective parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators, of and from any and all actions, causes of action, suits, debts, obligations, costs, expenses, dues, sums of money, damages, accounts, reckonings, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, whether direct or indirect, known or unknown, contingent or fixed, asserted or unasserted, suspected or unsuspected, discovered or undiscovered, arising in connection with the ownership of ULH stock, the Lawsuit, or any of the matters that were the subject of the Lawsuit, which BOA Securities or BOA Securities' heirs, executors, administrators, representatives, successors and assigns ever had, now has, or hereafter can, shall or may have or claim to have by reason of any cause or thing whatsoever, against any one or more of the UniHolding Released Parties and any and all of the UniHolding Released Parties' respective parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in

-----------------                                         --------------------
 CUSIP No 90277W                                           Page 19 of 9 Pages
-----------------                                         --------------------


     interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Agreement.

               (ii) Each of the UniHolding Released Parties hereby irrevocably and unconditionally waives, releases and forever discharges BOA Securities (the "BOA Securities Released Party" and, together with the UniHolding Released Parties the "Released Parties"), and any and all of its parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators, of and from any and all actions, causes of action, suits, debts, obligations, costs, expenses, dues, sums of money, damages, accounts, reckonings, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, whether direct or indirect, known or unknown, contingent or fixed, asserted or unasserted, suspected or unsuspected, discovered or undiscovered, arising in connection with the ownership of ULH stock, the Lawsuit, or any of the matters that were the subject of the Lawsuit, which such UniHolding Released Party or its heirs, executors, administrators, representatives, successors and assigns ever had, now has, or hereafter can, shall or may have or claim to have by reason of any cause or thing whatsoever, against the BOA Securities Released Party and any and all of the BOA Securities Released Party's parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Agreement.

       (b) Each of the Released Parties hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any person released by this Agreement with respect to any matter that is the subject of the release herein. Any Released Party breaching or violating this provision shall be liable for attorney's fees and any and all other expenses incurred by the non-breaching party by reason of such breach or violation.

       (c) If BOA Securities recovers any monies as a result of any lawsuit or other proceedings commenced by any other person or entity against any of the UniHolding Released Parties, including by a settlement of any lawsuit or proceedings, arising out of any of the allegations or claims asserted by BOA Securities in the Lawsuit, BOA Securities agrees to pay to Unilabs Holdings or its successor all monies recovered in connection with such settlement, lawsuit or proceeding.

       (d) Promptly upon the payment of the Purchase Price and the Expense Amount (as defined in the Costs and Fees Agreement), the transfer of the Shares in accordance with this Agreement, and the execution of this Agreement and the Costs and Fees Agreement, the parties hereto shall execute and file with the Delaware Chancery Court a Stipulation and Order in the form attached hereto as Schedule B, dismissing all of BOA Securities' claims in the Lawsuit with prejudice and without costs. The parties agree to use their best efforts to have the Stipulation and Order entered by the Delaware Chancery Court.

       4.      Miscellaneous.  (a)  If any provision of this Agreement is held
               -------------
invalid, illegal or unenforceable, the other provisions of this Agreement will remain valid and enforceable and in full force and effect. Any provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain valid and enforceable and in full force and effect to the extent not held invalid or unenforceable.

-----------------                                         --------------------
 CUSIP No 90277W                                           Page 20 of 9 Pages
-----------------                                         --------------------


       (b) Each of the parties hereto agrees to use reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement as expeditiously as practicable, insofar as such matters are within the control of any of them. In case at any time after the date hereof any further action is necessary or desirable to carry out the purposes of this Agreement or to ensure the proper delivery of the Shares, each of the parties shall take or cause to be taken all such necessary action, including the execution and delivery of such further instruments and documents, as may be reasonably requested by any party for such purposes or otherwise to complete or perfect the transactions contemplated hereby.

       (c) This Agreement may not be changed except in a writing signed by the person against whose interest such change shall operate. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

       (d) This Agreement shall be binding upon and shall inure to the benefit of each of the parties and their respective predecessors, successors and assigns as well as all of the Released Parties.

       (e) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

       (f) This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

       (g) Each of the parties hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby.


                   [The next pages are the signature pages.]

-----------------                                         --------------------
 CUSIP No 90277W                                           Page 21 of 9 Pages
-----------------                                         --------------------


     IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the day and year first written above.



                                      BANC OF  AMERICA SECURITIES LLC


                                      By: /s/ Jeff Peskind
                                         -------------------------------------
                                         Name:  Jeff Peskind
                                         Title: Managing Director


                                      UNILABS HOLDINGS S.A.


                                      By: /S/ Edgard Zwirn
                                         -------------------------------------
                                         Name: Edgard Zwirn
                                         Title:



                                      /S/ Edgard Zwirn
                                      ----------------------------------------
                                      Edgard Zwirn


                                      /s/ Enrico Gherardi
                                      ----------------------------------------
                                      Enrico Gherardi



                                      /S/ Alessandra van Gemerden
                                      ----------------------------------------
                                      Alessandra van Gemerden


                                      /S/ Tobias Fenster
                                      ----------------------------------------
                                      Tobias Fenster


                                      /S/ Daniel Regolatti
                                      ----------------------------------------
                                      Daniel Regolatti


                                      /S/ Pierre-Alain Blum
                                      ----------------------------------------
                                      Pierre-Alain Blum


                                      /S/ Bruno Adam
                                      ----------------------------------------
                                      Bruno Adam

-----------------                                         --------------------
 CUSIP No 90277W                                           Page 22 of 9 Pages
-----------------                                         --------------------


                                 ULH CORPORATION


                                 By: /S/ Bruno Adam
                                     -------------------
                                     Name:  Bruno Adam
                                     Title: Secretary


                                 UNILABS GROUP LIMITED


                                 By: /S/ Bruno Adam
                                     -------------------
                                     Name:  Bruno Adam
                                     Title: Secretary

---------------------                                      ---------------------
 CUSIP No 90277W                                             Page 23 of 9 Pages
---------------------                                      ---------------------


                                   Schedule A
                                       To
                                   Exhibit 2


BOA Securities shall cause the Shares to be transferred to:

     DTC Broker 0012
     In Favor of:  Account of BFC Bank, Account No. 96150971


Unilabs Holdings shall cause a wire transfer in the amount of the Purchase Price as payment for such Shares to be made to:

     Bank Name:          Bank of America, N.A.
     ABA No.:            053-000-196
     Account No.         1366212250600
     Account Name:       Bank of America, N.A.
     Reference:          BAS - Uniholdings
                         Attention: John Barnes

---------------------                                      ---------------------
 CUSIP No 90277W                                             Page 24 of 9 Pages
---------------------                                      ---------------------


                                   Schedule B
                                       To
                                   Exhibit 2

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


GRACE BROTHERS, LTD. and         [_]
BANC OF AMERICA SECURITIES,      [_]
LLC,                             [_]
                                 [_]
          Plaintiffs,            [_]
                                 [_]
  v.                             [_]   C.A. No. 17612-NC
                                 [_]
UNIHOLDING CORPORATION,          [_]
UNILABS GROUP LIMITED,           [_]
UNILABS HOLDINGS SA,             [_]
EDGARD ZWIRN, ENRICO             [_]
GHERARDI, ALESSANDRA             [_]
VAN GEMERDEN, TOBIAS FENSTER,    [_]
DANIEL REGOLATTI, PIERRE-ALAIN   [_]
BLUM, and BRUNO ADAM,            [_]
                                 [_]
          Defendants.            [_]


                      STIPULATION AND ORDER OF DISMISSAL
                      ----------------------------------


          IT IS HEREBY STIPULATED, by and through undersigned counsel for the parties:

          2. This action is hereby dismissed pursuant to Court of Chancery Rule 41(a)(1) on the merits and with prejudice as to plaintiffs Grace Brothers, Ltd. and Banc of America Securities, LLC only.

          2. This dismissal shall not prejudice the rights of any other shareholder of UniHolding Corporation, n/k/a ULH Corporation, to bring derivative claims on behalf of the corporation;


                                    ___________________________________________
                                    Richard S. Cobb
                                    Klett, Rooney, Lieber & Schorling P.C.
                                    1201 Market Street, Suite 1501
                                    Wilmington, DE 19801
                                    (302) 552-4200

                                    ATTORNEYS FOR PLAINTIFFS
                                    GRACE BROTHERS, LTD. AND
                                    BANC OF AMERICA SECURITIES, LLC

OF COUNSEL:

---------------------                                      ---------------------
 CUSIP No 90277W                                             Page 25 of 9 Pages
---------------------                                      ---------------------


Michael B. Fisco
Jerome A. Miranowski
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
(612) 336-3000

                                    __________________________________________
                                    Peter J. Walsh
                                    Potter Anderson & Corroon LLP
                                    Hercules Plaza
                                    1313 North Market Street, P.O. Box 951
                                    Wilmington, DE 19899-0951
                                    (302) 984-6000

                                    ATTORNEYS FOR DEFENDANTS
                                    EDGARD ZWIRN, ENRICO GHERARDI,
                                    ALESSANDRA VAN GEMERDEN,
                                    TOBIAS FENSTER, DANIEL
                                    REGOLATTI, PIERRE-ALAIN BLUM,
                                    AND UNILABS GROUP LIMITED

OF COUNSEL:

C. William Phillips
Covington & Burling
1330 Avenue of the Americas
New York, NY 10019
(212) 841-1000


                                    __________________________________________
                                    Joel Friedlander
                                    Bouchard Margules & Friedlander
                                    222 Delaware Avenue, Suite 1102
                                    Wilmington, DE 19801
                                    (302) 573-3500

                                    ATTORNEYS FOR DEFENDANT
                                    UNIHOLDING CORPORATION



          SO ORDERED this _________ day of ____________________________, 2001.


                                    ________________________________________
                                       Vice Chancellor

---------------------                                      ---------------------
 CUSIP No 90277W                                             Page 26 of 9 Pages
---------------------                                      ---------------------

                                   Exhibit 3

                         Amendment to Proxy Agreement
                                    between
                    Edgard Zwirn and Marguerite Weisz-Zwirn


     WHEREAS, Marguerite Weisz-Zwirn ("Grantor") and Edgard Zwirn ("Zwirn") are parties to a Proxy Agreement, dated the 2nd day of February, 2001, (the "Proxy Agreement") concerning shares of voting common stock, par value $0.01 per share (the "Shares"), of ULH Corporation, a Delaware corporation formerly known as UniHolding Corporation (the "Company"); and

     WHEREAS, Grantor and Zwirn wish to amended the Proxy Agreement to increase the number of shares which Zwirn is granted power to vote and dispose of;

     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration:

     1.   The first paragraph of the Proxy Agreement is amended to state:

          WHEREAS, Marguerite Weisz-Zwirn ("Grantor") is beneficial owner of 544,541 shares of voting common stock, par value $0.01 per share (the "Shares"), of ULH Corporation, a Delaware corporation formerly known as UniHolding Corporation (the "Company");

Acknowledged and agreed, as of this 23rd day of February, 2001



By:
   ___________________________

    Marguerite Weisz-Zwirn

---------------------                                      ---------------------
 CUSIP No 90277W                                             Page 27 of 9 Pages
---------------------                                      ---------------------



                                   Exhibit 4

                         Amendment to Proxy Agreement
                                    between
                 Alessandra van Gemerden and Eleonora Gherardi


     WHEREAS, Eleonora Gherardi ("Grantor") and Alessandra van Gemerden ("Gemerden") are parties to a Proxy Agreement, dated the 2nd day of February, 2001, (the "Proxy Agreement") concerning shares of voting common stock, par value $0.01 per share (the "Shares"), of ULH Corporation, a Delaware corporation formerly known as UniHolding Corporation (the "Company"); and

     WHEREAS, Grantor and Gemerden wish to amended the Proxy Agreement to increase the number of shares which Gemerden is granted power to vote and dispose of;

     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration:

     2.   The first paragraph of the Proxy Agreement is amended to state:

          WHEREAS, Eleonora Gherardi ("Grantor") is beneficial owner of 544,540 shares of voting common stock, par value $0.01 per share (the "Shares"), of ULH Corporation, a Delaware corporation formerly known as UniHolding Corporation (the "Company");

Acknowledged and agreed, as of this 23rd day of February, 2001



By: /S/ ELEONORA GHERARDI
    ---------------------
      Eleonora Gherardi